Exhibit 3

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
GANDER MOUNTAIN COMPANY

(Conformed copy as of January 14, 2010)

ARTICLE I

NAME

The name of the Company is Gander Mountain Company.

ARTICLE II

REGISTERED OFFICE

The registered office of the Company is located at 4567 American Boulevard West, Minneapolis, Minnesota 55437.

ARTICLE III

CAPITAL STOCK

(a)    GENERAL.    The aggregate number of shares of stock which the Company is authorized to issue is 105,000,000 shares, par value $.01 per share, of which 100,000,000 are designated as common shares (the “Common Stock”), and 5,000,000 are undesignated (the “Undesignated Capital Stock”). The shares of Common Stock and Undesignated Capital Stock are referred to herein collectively as the “capital stock.”

(b)    AUTHORITY RELATIVE TO UNDESIGNATED CAPITAL STOCK.    Authority is hereby expressly vested in the Board of Directors of the Company, subject to limitations prescribed by law, to authorize the issuance from time to time of one or more classes or series of Undesignated Capital Stock and, with respect to each such class or series, to determine or fix the voting powers, full or limited, if any, of the shares of such class or series and the designations, preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions thereof, including, without limitation, the determination or fixing of the rates of and terms and conditions upon which any dividends will be payable on such class or series, any terms under or conditions on which the shares of such class or series may be redeemed, any provision made for the conversion or exchange of the shares of such class or series for shares of any other class or classes or of any other series of the same or any other class or classes of the Company’s capital stock, and any rights of the holders of the shares of such class or series upon the voluntary or involuntary liquidation, dissolution or winding up of the Company.

ARTICLE IV

NO CUMULATIVE VOTING

No holder of shares of capital stock of the Company will have any cumulative voting rights.

ARTICLE V

NO PREEMPTIVE RIGHTS

No holder of shares of capital stock of the Company will be entitled as such, as a matter of right, to subscribe for, purchase or receive any part of any new or additional issue of stock of any class or series whatsoever or other securities, or of securities convertible into or exchangeable for or carrying any other right to acquire any stock of any class or series whatsoever or other securities, whether now or hereafter authorized and whether issued for cash or other consideration or by way of dividend. The Company will have the power, however, in its discretion to grant such rights by agreement or other instrument to any person or persons (whether or not they are shareholders).

ARTICLE VI

ACTION IN WRITING IN LIEU OF A MEETING

Any action required or permitted to be taken at a meeting of the Board of Directors of the Company not needing approval by the shareholders under Minnesota Statutes, Chapter 302A, may be taken by written action signed by the number of directors that would be required to take such action at a meeting of the Board of Directors at which all directors are present.

ARTICLE VII

LIMITATION OF LIABILITY

To the full extent that Minnesota Statutes, Chapter 302A, as it exists on the effective date of this Article VII or may hereafter be amended, permits the limitation or elimination of the liability of directors, a director of the Company will not be liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director. Any amendment to or repeal of this Article VII will not adversely affect any right or protection as a director of the Company for or with respect to any acts or omission of such director occurring prior to such amendment or repeal.